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                                                                 Exhibit (a)(15)
                                                                 ---------------



             THREE RIVERS HOLDING CORP. COMPLETES TENDER OFFER FOR
                            SMT HEALTH SERVICES INC.

          NEW YORK, NY (AUGUST 6, 1997) -- Three Rivers Holding Corp. announced today that its wholly owned subsidiary, Three Rivers Acquisition Corp., successfully completed its $11.75 per share cash tender offer for all of the outstanding shares of common stock of SMT Health Services Inc. (NASDAQ: SHED).

          The depositary for the offer has informed Three Rivers Acquisition Corp. that 5,280,297 shares (91.9% of the outstanding shares) have been validly tendered and not withdrawn prior to the expiration of the offer, including 2,841 shares tendered pursuant to notice of guaranteed delivery procedures. All shares validly tendered and not withdrawn have been accepted for payment of $11.75 per share in cash.

          As previously announced, the remaining shares of SMT Health Services will be converted into the right to receive $11.75 per share in cash in a merger between SMT Health Services and Three Rivers Acquisition. The merger is expected to be consummated in September 1997.

Contact:
David Zynn, CFO                      James K. White, Managing Director
SMT Health Services Inc.             Kehoe, White, Savage & Co., Inc.
(412) 933-3300                       (562) 437-0655
http://www.smthealth.com